SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, D. C. 20549

SCHEDULE 13G

(Amendment No. 1)

SMILEDIRECTCLUB, INC.

(Name of Issuer)

Class A Common Stock, Par Value $0.0001 Per Share

(Title of Class of Securities)

83192H106

(CUSIP Number of Class of Securities)

December 31, 2022

(Date of Event which Requires Filing of this Statement)

Check the appropriate box to designate the rule pursuant to which this Schedule is filed:

☐	RULE 13d-1(b)
☒	RULE 13d-1(c)
☐	RULE 13d-1(d)

CUSIP NO. 83192H106	Page 2 of 7

1)	Name of Reporting Person

Prentice Capital Management, LP
2)	Check The Appropriate Box If A Member Of A Group (See Instructions)
(a) ☐
(b) ☒

3)	SEC Use Only

4)	Citizenship Or Place Of Organization:

Delaware

NUMBER OF SHARES	5)	Sole Voting Power:

BENEFICIALLY OWNED		0
BY EACH REPORTING	6)	Shared Voting Power
PERSON WITH
		2,543,449
	7)	Sole Dispositive Power:

		0
	8)	Shared Dispositive Power

		2,543,449

9)	Aggregate Amount Beneficially Owned By Each Reporting Person:

2,543,449
10)	Check Box If The Aggregate Amount In Row (9) Excludes Certain Shares ☐
(See Instructions)

11)	Percent of Class Represented by Amount in Row (9):

2.09%*
12)	Type of Reporting Person (See Instructions)

PN

*Beneficial ownership percentage is based upon 121,784,986 shares of Class A Common Stock, $0.0001 par value per share, of SmileDirectClub, Inc., a Delaware corporation (the “Company”), issued and outstanding as of November 3, 2022, based on information reported by the Company in its Quarterly Report on Form 10-Q for the fiscal quarter ended September 30, 2022.

CUSIP NO. 83192H106	Page 3 of 7

1)	Name of Reporting Person (entities only)

Michael Zimmerman
2)	Check the Appropriate Box If a Member of a Group (See Instructions)
(a) ☐
(b) ☒

3)	SEC USE ONLY

4)	Citizenship or Place of Organization:

United States

NUMBER OF SHARES	5)	Sole Voting Power:

BENEFICIALLY OWNED		0
BY EACH REPORTING	6)	Shared Voting Power
PERSON WITH
		2,543,449
	7)	Sole Dispositive Power:

		0
	8)	Shared Dispositive Power

		2,543,449

9)	Aggregate Amount Beneficially Owned by Each Reporting Person:

2,543,449
10)	Check Box If the Aggregate Amount in Row (9) Excludes Certain Shares ☐
(See Instructions)

11)	Percent of Class Represented by Amount in Row (9):

2.09%*
12)	Type of Reporting Person (See Instructions)

IN

* Beneficial ownership percentage is based upon 121,784,986 shares of Class A Common Stock, $0.0001 par value per share, of the Company, issued and outstanding as of November 3, 2022, based on information reported by the Company in its Quarterly Report on Form 10-Q for the fiscal quarter ended September 30, 2022.

ITEM 1(a). Name of Issuer:

SmileDirectClub, Inc. (the “Company”)

ITEM 1(b). Address of Issuer's Principal Executive Offices:

414 Union Street

Nashville, TN 37219

ITEM 2(a). Names of Person Filing:

This statement is filed by the entities and persons listed below, all of whom together are referred to herein as the “Reporting Persons”:

(i)	Prentice Capital Management, LP, a Delaware limited partnership (“Prentice Capital Management”), with respect to the shares (the “Shares”) of Class A Common Stock of the Company reported in this Amendment No.1 to the Schedule 13G (the “Amendment”).

(ii)	Michael Zimmerman who is the managing member of certain entities that, directly or indirectly, serve as the general partner or investment manager of the investment fund and managed accounts that own the Shares reported in this Amendment.

ITEM 2(b). Address of Principal Business Office Or, If None, Residence:

The address for the Reporting Persons is 100 West Putnam Avenue-Slagle House, Greenwich, CT 06830.

ITEM 2(c). Citizenship:

Prentice Capital Management is organized under the laws of the State of Delaware. Mr. Zimmerman is a citizen of the United States.

ITEM 2(d). Title of Class of Securities:

Class A Common Stock, $0.0001 par value per share

ITEM 2(e). CUSIP Number:

83192H106

ITEM 3. If this Statement is filed pursuant to Rules 13d-1(b) or 13d-2(b) or (c), check whether the person filing is:

Not Applicable

ITEM 4. Ownership:

Prentice Capital Management serves as investment manager to an investment fund and manages investments for certain entities in managed accounts with respect to which it has voting and dispositive authority over the Shares reported in this Amendment. Michael Zimmerman is the managing member of certain entities that, directly or indirectly, serve as the general partner or investment manager of the investment fund and managed accounts that own the Shares reported in this Amendment. As such, he may be deemed to control Prentice Capital Management and the investment funds and managed accounts managed by Prentice Capital Management and therefore may be deemed to be the beneficial owner of the Shares reported in this Amendment. Each of the Reporting Persons disclaims beneficial ownership of all of the Shares reported in this Amendment, except to the extent of his or its pecuniary interest.

(a)	Amount Beneficially Owned: 2,543,449 Shares

(b)	Percent of class: 2.09%

(c)	Number of Shares as to which such person has:

(i)	Sole power to vote or to direct the vote: 0

(ii)	Shared power to vote or to direct the vote: 2,543,449 Shares

(iii)	Sole power to dispose or to direct the disposition: 0

(iv)	Shared power to dispose or to direct the disposition: 2,543,449 Shares

ITEM 5. Ownership of Five Percent or Less of a Class.

If this statement is being filed to report the fact that as of the date hereof the reporting persons has ceased to be the beneficial owner of more than five percent of the class of securities, check the following ☒.

ITEM 6. Ownership of More Than Five Percent on Behalf of Another Person.

Not applicable.

ITEM 7. Identification and Classification of the Subsidiary Which Acquired the Security Being Reported on by the Parent Holding Company or Control Person.

Not applicable.

ITEM 8. Identification and Classification of Members of the Group.

See Item 4

ITEM 9. Notice of dissolution of group.

Not applicable.

ITEM 10. Certifications.

By signing below the undersigned certify that, to the best of my knowledge and belief, the securities referred to above were not acquired and are not held for the purpose of or with the effect of changing or influencing the control of the issuer of the securities and were not acquired and are not held in connection or as a participant in any transaction having that purpose or effect.

SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

February 14, 2023

PRENTICE CAPITAL MANAGEMENT, LP

By:	/s/ Michael Zimmerman
Name: Michael Zimmerman
Title: Chief Executive Officer

/s/ Michael Zimmerman
Michael Zimmerman

Attention: Intentional misstatements or omissions of fact constitute Federal criminal violations (See 18 U.S.C. 1001)